Exhibit 99.1

Eco Wave Power Announces Q1 Financial Results; Progress with Projects in Israel, United States and
Portugal, While Continuing to Present Decrease in Operating Expenses
and Plans to Enhance Cash Flow.

Stockholm, Sweden, May 16, 2024 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company, that developed a patented, smart, and cost-efficient technology for turning ocean and sea waves into green electricity, is pleased to report its financial results as of and for the three months ended March 31, 2024 and provide a corporate update.

Management Commentary

During the first quarter of 2024, Eco Wave Power continued to demonstrate resilience by decreasing its operating expenses by 3.5% compared to the first quarter of 2023, ending the quarter with $7.96 million in cash and in short term bank deposits. At the same time, we have achieved the following milestones:

●	In Israel, the EWP-EDF One Project in the Port of Jaffa, has been delivering clean energy from the waves to the Israeli National electrical grid, since its connection to the grid in the end of 2023. An opening ceremony for the project will be held as soon as the Company deems the geopolitical situation in Israel has improved. Eco Wave Power and EDF Renewables IL have started an analysis of the first set of results from January 2024 to April 2024. The results from the project are encouraging, as we can see a month-by-month improvement both in terms of the energy generation results and in terms of significant decrease in down-time for the power station. For example, downtime has decreased from 35% in January 2024, to 26% in February 2024, to 13.4% in March 2024 and to only 3.6% in April 2024. In addition, the Company was able to get closer to its energy generation target for the site by 8%.

●	At the Port of Los Angeles, in January 2024, we signed a strategic co-investment agreement with a major Energy Company (the full name of the company is disclosed in our annual report on Form 20-F for December 31, 2023), for the implementation of our first U.S-based project while we are also moving forward with the licensing process. We have submitted our comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of Los Angeles and the U.S. Army Corps of Engineers. As a response, we have been requested to submit a third-party opinion about the fact that our project site in the Port of Los Angeles, is not a historic site. We have received such a formal opinion on April 29, 2024, and have submitted it to all relevant parties. As soon as we receive the relevant licenses, we expect a very short implementation time of around 6 months for our first U.S. project. In May 2024, the founder and CEO of Eco Wave Power, Inna Braverman, also met with representatives from the U.S. Department of Energy and presented the progress and timeline for the implementation of the project.

Due to rising interest and opportunity that we see in the U.S. market, we conducted a comprehensive feasibility study with the same major energy company, aimed at identifying the best locations for commercial onshore wave energy stations along the U.S. coastline and worldwide. The three-month, in-depth feasibility study which now has been completed, has shown favorable conditions for clean energy production in multiple locations in the U.S. and globally. In the study, we pointed out at least 77 sites in the U.S. that may be compatible with the implementation of Eco Wave Power’s technology.

●	In Portugal, we received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto (TURH license) from APDL Port Authority. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first commercial wave energy project within a 2-year period. We believe this will be the first wave energy project in the world to show significant energy production from the power of the waves. During Q1, 2024, we have finalized the construction plans for the energy conversion units and held an official project kick-off call on April 22, 2024 with the architect of the implementation site and APDL. The next steps include finalizing detailed construction plans for the full first 1 MW power plant (including the floaters) to be followed by an official site visit by Eco Wave Power’s engineering team and commencing actual construction, which is expected to take up to 24 months. The Portuguese project is expected to be Eco Wave Power’s first MW scale project, which we believe will position Eco Wave Power as a leading wave energy developer and serve as a significant milestone towards the commercialization of wave energy globally.

●	During the year 2023, Eco Wave Power was able to increase its cash flow and substantially decrease its net loss by providing feasibility studies services and other engineering services to major energy companies and other clients around the globe. In 2024, to increase the Company’s revenue and cash flow, the Company’s management decided to start supplying turnkey wave energy to clients around the world, while progressing with its core projects in Israel, the Port of Los Angeles, and Portugal.

●	In December 2023, Eco Wave Power submitted an official request to the Financial Supervisory Authority of Sweden (“SFSA”), to receive authorization for the Company’s repurchase of American Depositary Shares representing up to 10 percent of the total number of shares in the Company, which is the maximum amount permitted by Swedish Law. In the meantime, the SFSA recognized that Nasdaq Capital Market is a regulated market for the purpose of such repurchase and has notified the Company that it is examining the prospect of approving such repurchase, based on the shareholder rights attached to the American Depository Shares. Once its examination is completed, the Company hopes that Eco Wave Power will be permitted to exercise such a repurchase and would intend to proceed with the repurchase action as soon as such approval is granted.

CEO Commentary:

According to an article published by Fidelity International titled “Three reasons clean energy stocks could come back in 2024” on January 26, 2024, high interest rates and a weaker global economy have challenged clean energy equities over the past year, mirroring Eco Wave Power’s stock performance.1 Despite this, global renewable power installation surged by nearly half in 2023, hinting at optimism for 2024. Clean energy ETFs now outperform those that are tied to oil and gas, reflecting a broader trend according to the article. Our Company’s share price similarly rose during this period, outpacing the MSCI Global Alternative Energy Index by 136.42% in the last three months.

We believe that what enabled the growth and rising interest in the Company’s share price is the fact that the Company constantly delivers on its promises, and reaches significant progress during each quarter, while cutting down its operational expenses and boosting revenues.

In the first quarter of 2024, we were able to keep the low level of expenses and thus demonstrate our resilience by decreasing our operating expenses by 3.5% compared to the first quarter of 2023, ending the year with $7.96 million USD in cash and in short term bank deposits.

There was progress across all projects, including key improvements in the operational results of the EWP-EDF One project at the Port of Jaffa in Israel, submissions of final licensing documents for the installation of the project at the Port of Los Angeles, and moving forward with Eco Wave Power’s first MW-scale project in the city of Porto in Portugal.

[1]	https://www.fidelityinternational.com/editorial/article/three-reasons-clean-energy-stocks-could-come-back-in-2024-e3b803-en5/

We have also reinforced our engineering team and are planning on establishing a U.S. based sales and business development team to enable the Company to enter deals for turnkey wave energy projects which we believe will, in turn, significantly boost the Company’s revenues, to be added to the revenues that the Company has been generating from feasibility studies and other related engineering services.

The expansion of the engineering team in Israel and the new business development and sales team in the U.S. will require some time. However, we believe that such an enhanced company structure will lead to positive financial results and accelerated project delivery.

According to an article published by Reuters titled “Clean energy ETFs start to outperform key oil and gas ETF” on May 7, 2024, if the momentum seen over the past month is sustained, all major clean power ETFs, may soon register positive returns for the year so far, which will serve to boost sentiment across the clean energy space, and if that sentiment is further boosted by supportive macro-level changes regarding geopolitical tensions and interest rate regimes, additional investor momentum into the broader clean energy ETF space can be expected.2

I would like to finish by thanking all our existing shareholders, and the new ones that joined us in recent months and reiterate our excitement about the new deal with the major energy company, and the progress with all our projects. Let’s change the world, One Wave at a Time.

First Quarter 2024 Financial Overview

●	There were no revenues as of and for the three months ended March 31, 2024

●	Operating expenses were $659,000, down by 3.5% from the same period last year.

●	Research and development expenses were $177,000 compared to $210,000 in the same period last year, down by 15.7% on the same period last year.

●	Sales and marketing expenses were $65,000 compared to $76,000 in the same period last year, down by 14.5% on the same period last year.

●	General and administrative expenses were $408,000 compared to $397,000 in the same period last year, up by 2.8% on the same period last year.

●	Other income of $4,000 was generated mainly from management fees in a joint venture.

●	Share of net loss of a joint venture accounted for using the equity method was $13,000.

●	Operating loss was $659,000 compared to $683,000 in the same period last year, which is down by 3.5%.

●	Net financial income was $132,000 compared to $160,000 in the same period last year.

●	Net loss was $527,000, or $0.01 per basic and diluted share, compared to a net loss of $523,000, or $0.01 per basic and diluted share in the same period last year.

●	The Company ended the period with $7.96 million in cash and cash equivalents and in short term bank deposits. ($7.74 million in cash and cash equivalents and $0.22 million in short-term bank deposits).

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman, will host a conference call to discuss the financial results and outlook on Friday, May 17, 2024, at 9:00 a.m. Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011 (international). If requested, please provide participant access code: 193251

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/50651

A replay will be available by telephone approximately four hours after the call’s completion until Friday, May 31, 2024. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 50651. The archived webcast will also be available on the investor relations section of the Company’s website.

[2]	https://www.reuters.com/business/energy/clean-energy-etfs-start-outperform-key-oil-gas-etf-maguire-2024-05-07/

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history.

Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles and its first MW scale wave energy power station in Portugal, Europe.

The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

Aharon Yehuda, CFO

Aharon@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the prospective approval of requite licenses for its U.S-based wave energy project at the Port of Los Angeles and expected implementation time should the licenses be granted, the Company’s belief that the wave energy project in Portugal will be the first to show significant wave energy production, the finalization of construction plans and implementation time of the project in Portugal, that the project in Portugal is expected to be the Company’s first MW scale project that may position the Company as a leading wave energy developer, the pending SFSA decision on whether the Company is permitted to exercise a repurchase of its American Depositary Shares, the Company’s belief that its expansion in its engineering, business development and sales teams may lead to improved financial results, and certain projected positive trends in the green energy market. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	March 31 2024	December 31 2023
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,739	4,281
Short term bank deposits	-	4,102
Restricted short-term bank deposits	221	63
Trade receivables	20	202
Other receivables and prepaid expenses	117	108
TOTAL CURRENT ASSETS	8,097	8,756

NON-CURRENT ASSETS:
Property and equipment, net	621	636
Right-of-use assets, net	66	90
Investments in a joint venture accounted for using the equity method	513	527
TOTAL NON-CURRENT ASSETS	1,200	1,253
TOTAL ASSETS	9,297	10,009

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	983	974
Current maturities of other long-term loan	64	62
Accounts payable and accruals:
Trade	54	50
Other	1,017	957
Current maturities of lease liabilities	63	87
TOTAL CURRENT LIABILITIES	2,181	2,130

NON-CURRENT LIABILITIES:
Other long-term loan	74	78
TOTAL NON-CURRENT LIABILITIES	74	78
TOTAL LIABILITIES	2,255	2,208

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,499)	(2,275)
Accumulated deficit	(13,514)	(12,994)
Capital and reserves attributable to parent company shareholders	7,206	7,950
Non-Controlling interest	(164)	(149)
TOTAL EQUITY	7,042	7,801
TOTAL LIABILITIES AND EQUITY	9,297	10,009

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended
	March 31
	2024	2023
	In USD thousands
OPERATING EXPENSES
Research and development expenses	(177)	(210)
Sales and marketing expenses	(65)	(76)
General and administrative expenses	(408)	(397)
Other income	4	5
Share of net loss of a joint venture accounted for using the equity method	(13)	(5)
TOTAL OPERATING EXPENSES	(659)	(683)

OPERATING LOSS	(659)	(683)

Financial expenses	(15)	(12)
Financial income	147	172
FINANCIAL INCOME (EXPENSES) - NET	132	160
NET LOSS	(527)	(523)

ATTRIBUTABLE TO:
The parent company shareholders	(520)	(523)
Non-controlling interests	(7)	-
	(527)	(523)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844